Item 77N - 	Deutsche Government Series (a
series of Cash Reserve Fund, Inc.)
(the Fund")
In anticipation of the liquidation of the Fund on April 21, 2017, Deutsche Investment
Management Americas Inc. made a capital
contribution to the Fund in the amount of $92,617.08. This amount was made to offset historical capital losses. The purpose of the capital contribution was to seek to ensure a $1.00 share price for shareholders upon liquidation.